Exhibit 99.4

PROPOSAL FROM THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING DUE TO BE HELD ON APRIL 30 2009

Shareholders,

The Board of Directors of Perdigão S.A. ( the “Company”) submits for the appreciation of the Shareholders the following proposals, to be voted upon at the Ordinary and Extraordinary General Shareholders Meeting to be held on April 30 2009:

1.            To approve the following distribution of the net profit for fiscal year 2008:

Net profit for the period	R$ 77.438.052,34
Compensation of prior losses (Law Nr. 11.638/07)	(R$ 232.107,83)
Net profit to be distributed	R$ 77.205.944,51
Legal Reserve	R$ 3.860.297,23
Balance available for Interest on Shareholders Equity	R$ 73.345.647,28

Interest on Shareholders Equity:
Net profit	R$ 73.345.647,28
Use of the Reserve for Expansion	R$ 3.069.571,38
Total	R$ 76.415.218,66

1.1       Amortization of Accounting Goodwill: In accordance with the disclosures contained in the announcement to the market made on 01/05/09 and with CVM regulation  CVM/SEP/GEA-2/Nr. 020/2009, the Company reversed the accounting entries registering the full amortization of accounting goodwill in the gross amount of R$1,518.6 million, net of the amortizations debited to the results of year 2008, relating to the acquisition of investments and amortized at the time of such acquisitions, as announced to the market on 04.11.2008 and 11.27.2008.  The reversals were accounted for in the quarters in which the amortizations were taken, the respective quarters’ results subsequently being restated. The accounting and tax treatment will be in conformity with current practice and will not result in any change to the shareholders’ rights to receive dividends or any other shareholders rights.

The amount of R$1.5 billion, representing the goodwill incurred in the above-mentioned acquisitions, based on projections of future profits, was therefore accounted in the  “Intangibles” line in the long-term assets category and will be valued annually according to the impermanence or non-recoverability test.

2.              To ratify the Board of Directors’ decision, “ad referendum” the General Shareholders  Meeting, regarding the payment of interest on shareholders equity in the amount of R$0.37 (thirty seven centavos) per share, totaling R$76.415.218,66 (seventy six million, four hundred and fifteen thousand, two hundred and eighteen reais and sixty six centavos), before deduction of income tax at source, except for such shareholders as may be  immune or exempt, for the 206.527.618 shares outstanding as of 04.22.08, ex-rights on 04/23/2008.  Payment was effected as follows: (i) on 08.29.2008 R$0.25

PERDIGÃO S.A.

(twenty five centavos)  per share, for a total of R$51.631.905,50 ( fifty one million, six hundred and thirty one thousand, nine hundred and five reais and fifty centavos); and (ii) on 02.27.2009 R$0.12 ( twelve centavos) per share, for a total of R$24.783.314,16 (twenty four million, seven hundred and eighty three thousand, three hundred and fourteen reais and sixteen centavos), equivalent to 103.9% if the adjusted net profit for the period, in accordance with Article 202 of Law 6.404/76, concerning mandatory dividend payments.

3.              To elect members to the Board of Directors, for a mandate to last through to the 2011 Ordinary General Shareholders meeting.

3.1.                            The Board of Directors, as provided for in the Company’s bylaws, analyzed the following list of candidates for membership of the Board:

Board of Directors — Term of Office: O/EGSM of 2011.

Full members	Alternate members
Nildemar Secches	Wang Wei Chang
Francisco Ferreira Alexandre	João José Caiafa Torres
Carlos Alberto Cardoso Moreira	Wilson Carlos Duarte Delfino
Décio da Silva	Gerd Edgar Baumer
João Vinicius Prianti	Adib Fadel
Luis Carlos Fernandes Afonso	Susana Hanna Stiphan Jabra
Manoel Cordeiro Silva Filho	Mauricio da Rocha Wanderlei
Rami Naumi Goldfajn	Cláudio da Silva Santos
Décio da Silva	Gerd Edgar Baumer
Rami Naumi goldfajn	Cláudio da Silva Santos

Curriculum — Full members

Nildemar Secches: Mechanical Engineer, he has a postgraduate degree in Finance and a Ph.D. in Economics. He is Chairman of the Board of Directors of Perdigão S.A. He sits on the boards of Weg S.A., Ultrapar Participações, Suzano Papel e Celulose and Iochpe-Maxion. He was an executive director of the National Economic and Social Development Bank — BNDES, corporate director-general of the Iochpe-Maxion Group and President of the ABEF (Brazilian Chicken Producers and Exporters Association).

Francisco Ferreira:  Alexandre Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and an MBA in Corporate Finance. He is Vice Chairman of the Board of Directors of Perdigão S.A. He has been director of Previ (Banco do Brasil pension fund) since 2003, and is currently its Chief Administration Director.

Carlos Alberto Cardoso Moreira: He is a graduate in Business Administration with specialization in Capital Markets. He was a vice president at Citibank, and worked as officer for institutional customers at Banco BMC. He is currently investments and finance director at Sistel (a pension fund). He is a member of the Board of Directors of CPFL and GTD.

Décio da Silva: Mechanical Engineer with a postgraduate degree in Business Administration, he was Chief Executive Officer, production director, regional director and sales director of Weg. He is currently Chairman of the Board of Directors of the Weg companies and a Member of the Board of Directors of Perdigão S.A. (independent member).

João Vinícius Prianti: Economist and specialist in Marketing. He worked for thirty- seven years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for twelve years sat on the company’s Latin American Board of Directors. He is currently a business consultant and has a seat on various boards of directors. (Independent member).

Luis Carlos Fernandes Afonso: Economist, master’s degree in Economics and a postgraduate degree in environmental and economic development. He was Finance Secretary for the city governments of São Paulo, Campinas and Santo André, and is currently Finance and Investment Director of Petros (Petrobras pension fund). He is a member of the Board of Directors of Perdigão S.A.

Manoel Cordeiro Silva Filho: He is a graduate in Business Administration and has a postgraduate degree in Economic Engineering and an MBA in Finance. He was Investment and Finance Director at Fundação Vale do Rio Doce de Seguridade Social-VALIA (Vale pension fund) and Coordinator of the National Investments Committee -ABRAPP. He is a member of the Board of Directors of Perdigão S.A. (independent member).

Rami Naum Goldfajn: Production Engineer with an MBA in Business Administration, with an international extension program. He worked for more than ten years in the financial market and was a partner at Galeazzi & Associados and Financial Director at the Estado de São Paulo Group and Chief Executive Officer at Eleva S/A. Currently he is a Partner at Governança & Gestão Investimentos and a member of the Board of Directors of Perdigão S.A. (independent member).

4. To elect the members of the Fiscal Council/Audit Committee — Term of Office: O/EGSM of 2010.

Full members	Alternate members
Attílio Guaspari	Agenor Azevedo Santos
Osvaldo Roberto Nieto	Ernesto Rubens Gelbcke
Carlos Tadeu Moreira Ribeiro	Maurício Rocha Neves

Curriculum — Full members

Attilio Guaspari: Engineer with a master’s degree in Administration Sciences. He was Head of the Finance Area and Audit Superintendent of the National Economic and Social Development Bank - BNDES, as well as Financial-Administrative  Director of Embrafilme. He has sat on several boards since 1986, such as Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás and Projeto Jarí. He is currently a member of the Fiscal Council of Perdigão S.A. and the Audit Committee of the BNDES (independent member and financial specialist)

Osvaldo Roberto Nieto: Accountant with a Ph.D. in Business Administration. He was planning director of Accor Brasil, audit manager at PricewaterhouseCoopers and a member of the board of director at Baker Tilly International. (Independent member).

Carlos Tadeu Moreira Ribeiro: Engineer with a postgraduate degree in Business Administration, with an international extension program. He was Financial Director of the BNDES, managing director of FAPES (BNDES Pension Fund), currently head of audit of the BNDES. He has three years’ experience as a board member of various companies.

5. To approve the remuneration of the members of the Board of Directors for the current fiscal year, in the global annual amount of up to R$ 19,5 million, including additional remuneration in the month of December 2009, equivalent to one month’s emoluments.

The above is the proposal the Board wishes to make and hopes will be approved by shareholders.

Shareholders interested in obtaining more information or clearing up any doubts regarding the above-mentioned proposals should contact the Company’s Investor Relations area, on phone numbers 3718-5301/5306/5791/5465 or e-mail address acoes@perdigao.com.br.

São Paulo (SP), April 13 2009.

Nildemar Secches

Francisco Ferreira Alexandre

Décio da Silva

Jaime Hugo Patalano

Luís Carlos Fernandes Afonso

Manoel Cordeiro Silva Filho

Maurício Novis Botelho

Rami Naum Goldfajn